Exhibit A

Joint Filing Agreement

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned persons hereby agrees and consents to the filing of a single Schedule 13D, and any and all future amendments thereto, with the Securities and Exchange Commission on their behalf in connection with their beneficial ownership of securities of Sutor Technology Group Limited.

Dated: March 19, 2007	/s/ Lifang Chen

Lifang Chen

/s/ Feng Gao

Feng Gao